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13030656

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2013
Washington DC

SEC FILE NUMBER
8- 51198

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kildare Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 East Lancaster Avenue, Suite 540
(No. and Street)

Radnor	PA	19087
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sean Sweeney 610-254-1707
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stephano Slack LLC
(Name – *if individual, state last, first, middle name*)

125 Strafford Avenue	Wayne	PA	19087
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kildare Capital, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Title

Notary Public


NOTARIAL SEAL
FORTUNATO LOMBARDO
Notary Public
RADNOR TWP., DELAWARE COUNTY
My Commission Expires Oct 19, 2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KILDARE CAPITAL, INC.

Financial Statements

December 31, 2012

STEPHANO SLACK LLC

ACCOUNTANTS AND TAX ADVISORS

KILDARE CAPITAL, INC.

Financial Statements

December 31, 2012

INDEX

STEPHANO SLACK LLC
ACCOUNTANTS AND TAX ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Stockholder
Kildare Capital, Inc.
Radnor, Pennsylvania

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Kildare Capital, Inc., (the "Company") as of December 31, 2012 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United State of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

www.stephanoslack.com
WAYNE OFFICE
125 Strafford Avenue, Suite 200
Wayne, PA 19087
tel 610-687-1600 *fax* 610-687-0016

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kildare Capital, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.



Stephano Slack LLC

February 26, 2013
Wayne, Pennsylvania

KILDARE CAPITAL, INC.
Statement of Financial Condition
December 31, 2012

ASSETS

Cash and Cash Equivalents	$	83,600
Accounts Receivable		92,383
Prepaid Expenses		9,459
Deposit with Clearing Organization		833,284
Securities Owned, at Fair Value		6,154,641
Property and Equipment, Net Accumulated Depreciation		100,590
TOTAL ASSETS	$	7,273,957

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Note Payable, Demand	$	100,000
Accounts Payable		10,360
Accrued Expenses		749,469
Payable to Clearing Organization		5,098,948
Securities Sold, Not Yet Purchased		571,495
TOTAL LIABILITIES		6,530,272
Stockholder's Equity		743,685
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	7,273,957

The accompanying notes are an integral part of these financial statements.

KILDARE CAPITAL, INC.
Statement of Operations
For the Year Ended December 31, 2012

Revenues		
Principal Trading Income	$	6,787,932
Underwriting Fees		972,809
Advisory Fees		603,210
Loss on Firm Securities Investment Account		(353,193)
Interest Income		700
TOTAL INCOME		8,011,458
Expenses		
Commissions		4,688,014
Employee Compensation and Benefits		1,932,665
Communications and Data Processing		328,899
Regulatory Fees		62,772
Occupancy Expense		306,138
Other Expenses		971,520
TOTAL EXPENSES		8,290,008
NET LOSS	$	(278,550)

The accompanying notes are an integral part of these financial statements.

KILDARE CAPITAL, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2012

	Preferred		Common				
	Share	Amount	Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balance, January 1, 2012	2,300,000	$ 23,000	10,000,000	$ 260,000	$ 2,317,000	$ (879,101)	$ 1,720,899
Net Loss	0	0	0	0	0	(278,550)	(278,550)
Purchase of Preferred Stock	100,000	1,000	0	0	99,000	0	100,000
Stockholder's Distributions	0	0	0	0	0	(798,664)	(798,664)
BALANCE, DECEMBER 31, 2012	2,400,000	$ 24,000	10,000,000	$ 260,000	$ 2,416,000	$ (1,956,315)	$ 743,685

Preferred Stock, 5,000,000 shares authorized, 2,400,000 Shares Issued and Outstanding, $0.01 Par Value

Common Stock, 100,000,000 shares authorized, 10,000,000 Shares Issued and Outstanding, No Par Value

The accompanying notes are an integral part of these financial statements.

KILDARE CAPITAL, INC.
Statement of Cash Flows
For the Year Ended December 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$ (278,550)	
Adjustments to Reconcile Net Loss to		
Net Cash Flows Provided by Operating Activities		
Depreciation	50,440	
Decrease (Increase) in Assets		
Accounts Receivable	622,074	
Prepaid Expenses	(9,459)	
Deposit with Clearing Organization	96,678	
Securities Owned, at Fair Value	278,403	
Increase (Decrease) in Liabilities		
Accounts Payable	10,360	
Accrued Expenses	(390,071)	
Due to Related Party	(100,000)	
NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES		$ 279,875
CASH FLOWS FROM INVESTING ACTIVITIES		
Securities Owned, at Fair Value	994,666	
Proceeds from Firm Securities Investment Account	241,279	
Payable to Clearing Organization	(124,697)	
Securities Sold, Not Yet Purchased	(752,907)	
Purchase of Property and Equipment	(30,205)	
NET CASH FLOWS PROVIDED BY INVESTING ACTIVITIES		328,136
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from Note Payable, Demand	100,000	
Stockholder's Distributions	(798,664)	
Sale of Preferred Stock	100,000	
NET CASH FLOWS USED BY FINANCING ACTIVITIES		(598,664)
NET INCREASE IN CASH AND CASH EQUIVALENTS		9,347
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		74,253
CASH AND CASH EQUIVALENTS, END OF YEAR		$ 83,600
Supplemental Disclosure of Cash Flow Information		
Cash Paid During the Year for Interest		$ 5,126

The accompanying notes are an integral part of these financial statements.

NOTE 1 – Organization and Nature of Business

Kildare Capital, Inc. (the "Company"), a Pennsylvania S corporation, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is licensed by the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a wholly-owned subsidiary of Kildare Financial Group, Inc. ("KFG"). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including trading in securities issued by the government of the United States of America and various state and municipal authorities, advisory services, and investment banking. The Company is an introducing broker and clears all transactions through a clearing organization on a fully disclosed basis.

NOTE 2 – Summary of Significant Accounting Policies

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

The Company maintains cash balances at various financial institutions. Both interest bearing and non-interest bearing accounts with the same depository institution will be insured by the Federal Deposit Insurance Corporation for a combined total of $250,000. In the normal course of business, the Company may have deposits that exceed the insured balance in its interest and non-interest bearing accounts.

Securities Transactions – Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Gain and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities are recorded at fair value in accordance with the *Fair Value Measurement* Topic of the FASB Accounting Standards Codification No. 820 ("FASB ASC 820").

Investment Banking – Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on the offering date, sales concessions on the settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

NOTE 2 - Summary of Significant Accounting Policies (continued)

Accounts Receivable - Accounts receivable are carried at cost. Accounts receivable consists of monies due from other brokerage firms for syndication engagements relating to the purchase and subsequent sale of bonds. The Company does not accrue finance or interest charges. On a periodic basis, management evaluates its accounts receivable based on the history of past write-offs, collections and current credit conditions. An account is written off when it is determined that all collection efforts have been exhausted.

The Company uses the specific write-off method to provide for doubtful accounts, since experience and management's estimation indicate an adequate allowance for such amounts is immaterial.

Deposit with and Payable to Clearing Organization - Amounts of deposits with and payable to clearing organization relate to transactions through a clearing organization and are collateralized by securities owned by the Company.

Fair Value of Financial Instruments - As required by the *Fair Value Measurement* Topic of the FASB Accounting Standards Codification No. 820 ("FASB ASC 820"), the carrying amounts for cash and cash equivalents, accounts receivable, prepaid expenses, deposit with clearing organization, accounts payable, accrued expenses, and payable to clearing organization approximate their fair value because of their short-term maturity.

Property and Equipment - Property and equipment are recorded at cost. Depreciation is provided on the straight-line method. Maintenance and minor repairs are charged to operations when incurred. When assets are retired or sold, the related costs and accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in current operations.

The estimated useful lives for depreciation are:

Equipment	5 Years
Furniture and Fixtures	5 Years
Leasehold Improvements	5 Years

Leasehold improvements are amortized over the shorter of the estimated useful life of the improvement or the remaining term of the lease.

Long-Lived Assets - As required by the *Property, Plant, and Equipment* Topic of the FASB Accounting Standards Codification No. 360 ("FASB ASC 360"), long-lived assets are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the fair value of the asset. Long-lived assets to be disposed of are reported at lower of carrying amount or fair value less cost to sell. There was no impairment loss noted as of December 31, 2012.

NOTE 2 – Summary of Significant Accounting Policies (continued)

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Advisory Income – Investment advisory fees are recognized as earned on a pro rata basis over the term of the contract.

Income Taxes – The Company, with the consent of its stockholder (KFG), has elected to be an "S" Corporation under Section 1371 of the Internal Revenue Code. In lieu of corporation income taxes, the stockholder of an S Corporation is taxed on his proportionate share of the Company's taxable income. Therefore, no provision for federal and state income taxes has been included in the accompanying financial statements.

The Company has evaluated all tax positions, including its status as a pass-through entity, and has concluded that the Company has no uncertain tax positions that need to be evaluated under the *Income Taxes* Topic of FASB Accounting Standards Codification No. 740 ("FASB ASC 740"). The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company's management believes it is no longer subject to income tax examinations for year prior to 2009.

Advertising Cost – Costs incurred for advertising are expensed when incurred. Advertising expense for the year ended December 31, 2012 was $39,910.

NOTE 3 – Securities Owned and Securities Sold, Not Yet Purchased

Marketable securities owned and sold, not yet purchased, consists of trading and investment securities at fair value, as of December 31, 2012 as follows:

	Securities Owned	Securities Sold, Not Yet Purchased
U.S. Treasury Bonds	$ 585,664	$ 571,495
State and Municipal Obligations	4,997,098	0
U.S. Equities	571,879	0
	$ 6,154,641	$ 571,495

NOTE 4 – Deposit with and Payable to Clearing Organization

Deposit with and payable to the Company's clearing organization at December 31, 2012, consist of the following:

	Deposit with	Payable
Deposit with Clearing Organization	$ 833,284	$ 0
Payable to Clearing Organization	0	5,098,948
	$ 833,284	$ 5,098,948

NOTE 5 – Property and Equipment

Property and equipment at December 31, 2012 were as follows:

Office Equipment	$ 149,767
Furniture and Fixtures	165,752
Leasehold Improvements	15,219
TOTAL PROPERTY AND EQUIPMENT	330,738
Less: Accumulated Depreciation	230,148
NET PROPERTY AND EQUIPMENT	$ 100,590

Depreciation expense for the year ended December 31, 2012 was $50,440.

NOTE 6 – Note Payable, Demand

The Company has a line of credit with a commercial bank, which allows maximum borrowings of $100,000, expiring on July 27, 2013. Principal is payable on demand, with interest paid monthly at the bank's prime rate plus 2.5% (effective rate of 5.75% at December 31, 2012). The line of credit is collateralized by cash on deposit with the commercial bank. The balance outstanding on the line of credit at December 31, 2012 was $100,000.

NOTE 7 - Accrued Expenses

Accrued expenses at December 31, 2012 were as follows:

Commissions Payable	$	468,970
Interest Expense		500
Professional Fees		116,705
Rent Expense		111,918
SIPC Fees		10,195
Taxes, Other		20,662
Miscellaneous		2,186
Technology		8,333
Travel Expense Reports		10,000
TOTAL ACCRUED EXPENSES	$	749,469

NOTE 8 - Lease Commitments

The Company leases office space under a month to month operating lease, with monthly payments totaling $500. Rent expense was $6,000 for the year ended December 31, 2012.

The Company leases office space under a non-cancellable operating lease, with monthly payments totaling $2,200 and expires in February 2013. Rent expense was $26,400 for the year ended December 31, 2012.

The Company leases office space under a non-cancellable operating lease with monthly payments beginning February 1, 2012. Minimum rental payments under the operating lease are recognized on a straight-line basis over the term of the lease including any periods of free rent. The monthly straight-line payments total $20,710 and the lease expires February 2019. The Company accrued $110,918 for the free rent period. Rent expense was $248,520 for the year ended December 31, 2012.

The following is a schedule by years of future minimum payments for the non-cancellable operating lease described above for the years ending December 31:

2013	$	254,032
2014		253,363
2015		257,094
2016		260,824
2017		264,555
Thereafter		290,668
TOTAL	$	1,580,536

NOTE 9 – Related Party Transactions

The Company had an advance from a sub-contractor of the Company in the amount of $100,000. At December 31, 2012, the advance was fully repaid.

NOTE 10 – Commitments and Contingencies

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2012, and were subsequently settled, had no material effect on the financial statements as of that date.

The Company is subject to litigation from time to time in the ordinary course of business. Although the amount of any liability with respect to such litigation cannot be determined, in the opinion of management, such liabilities will not have a material adverse effect on the Company's financial condition or results of operations.

NOTE 11 – Stockholder's Equity

The Company has issued 2,300,000 shares of Series A, 12%, $0.01 par value non-convertible, non-voting preferred stock to its parent, KFG. During 2012, the Company issued an additional 100,000 shares of Series A, 12%, $0.01 par value non-convertible, non-voting preferred stock to its parent, KFG, for a total of 2,400,000 shares as of December 31, 2012. The Series A stock pays dividends at an annual rate of 12%.

KFG has the option to redeem 1) 1,000,000 shares of the Series A stock after June 1, 2007, and 2) 1,300,000 shares of the Series A stock after June 1, 2010, upon written notice. The Company's obligation to repurchase the Series A shares would be suspended if the repurchase would cause the Company to violate its net capital requirements under the Company's current membership agreement with FINRA. At December 31, 2012, the stock had not been redeemed.

The Company has the right to call the Series A stock in full or partial amounts upon proper written notification. The Company may not repurchase share if the repurchase would cause the Company to violate its net capital requirements under the Company's current membership agreement with FINRA

NOTE 12 – Financial Instruments with Off-Balance-Sheet Risk

The Company sold securities that it does not currently own and is therefore obligated to purchase such securities at a future date. The Company recorded these obligations in the financial statements as of December 31, 2012, at the current fair value of the related securities and will incur an additional loss if the fair value of the securities increases prior to the date of purchase.

In the normal course of business, the Company's activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instruments underlying the contract at a loss.

NOTE 13 – Independent Contractor Agreements

The Company and various individuals (the "Contractors") have entered into Independent Contractors Agreements (the "Contractors Agreements"). Under the terms of these Contractors Agreements, the Company and the individual Contractors have agreed that the Contractors will operate a branch office on behalf of the Company utilizing certain amounts of the Company's operating funds for securities trading purposes. Each individual Contractors Agreement contains specific terms and covenants regarding the relationship between the Company and the individual Contractors, such as length of term, duties of the parties, trading funds limitations, compensation, and additional covenants.

NOTE 14 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to1). At December 31, 2012, the Company had net capital of $141,567 which was $41,567 in excess of its required net capital of $100,000. The Company's net capital ratio was 6.07 to 1.

NOTE 15 – Exempt Provisions of Rule 15c3-3

The Company operates under the provision of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commissions, and accordingly, is exempt from the remaining provisions of that rule.

The Company is subject to the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities at December 31, 2012.

NOTE 16 – Fair Value of Financial Instruments

The *Fair Value Measurement* Topic of the FASB Accounting Standards Codification No. 820 ("FASB ASC 820") establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

NOTE 16 – Fair Value of Financial Instruments (continued)

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.
Level 2	Inputs to the valuation methodology include • Quoted prices for similar assets or liabilities in active markets; • Quoted prices for identical or similar assets or liabilities in inactive markets; • Inputs, other than quoted prices, that are observable for the asset or liability; • Inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following tables sets forth by level, within the fair value hierarchy, the Company's assets and liabilities at fair value as of December 31, 2012:

	Level 1	Level 2	Level 3	Total
Assets				
Deposit with Clearing Organization	$ 833,284	$ 0	$ 0	$ 833,284
Securities Owned				
U.S. Treasury Bonds	$ 585,664	$ 0	$ 0	$ 585,664
State and Municipal Obligations	0	4,997,098	0	4,997,098
U.S. Equities	571,879	0	0	571,879
TOTAL SECURITIES OWNED	$ 1,157,543	$ 4,997,098	$ 0	$ 6,154,641
Liabilities				
Payable to Clearing Organization	$ 5,098,948	$ 0	$ 0	$ 5,098,948
Securities Sold, Not Yet Purchased				
U.S. Treasury Bonds	$ 571,495	$ 0	$ 0	$ 571,495

NOTE 16 – Fair Value of Financial Instruments (continued)

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2012.

Deposit with Clearing Organization and Payable to Clearing Organization: Values based on cash and cash equivalents and are considered Level 1 within the fair value hierarchy of the Company.

U.S. Treasury Bonds: Values based on the closing price reported on the active market in which the securities are traded and are considered Level 1 within the fair value hierarchy of the Company.

State and Municipal Obligations: Valued based on yields currently available on comparable securities of issuers with similar credit ratings are considered Level 2 within the fair value hierarchy of the Company.

U.S. Equities: Values based on the closing price reported on the active market in which the securities are traded and are considered Level 1 within the fair value hierarchy of the Company.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 17 – Concentrations of Credit Risk

The Company is engaged in various brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.

NOTE 18 – Subsequent Events

In accordance with the *Subsequent Events* Topic of the FASB Accounting Standards Codification No. 855 ("FASB ASC 855"), the Company has evaluated those events and transactions that occurred from January 1, 2013 through February 26, 2013, the date the financial statements were available to be issued. No material events or transactions have occurred during the period which would render these financial statements to be misleading.

STEPHANO SLACK LLC
ACCOUNTANTS AND TAX ADVISORS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

To the Stockholder
Kildare Capital, Inc.
Radnor, Pennsylvania

We have audited the financial statements of Kildare Capital, Inc. as of and for the year ended December 31, 2012, and have issued our report thereon dated February 26, 2013, which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.



Stephano Slack LLC

February 26, 2013
Wayne, Pennsylvania

www.stephanoslack.com

WAYNE OFFICE
125 Strafford Avenue, Suite 200
Wayne, PA 19087
tel 610-687-1600 *fax* 610-687-0016

KILDARE CAPITAL, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2012

NET CAPITAL		
Total Shareholder's Equity		$ 743,685
Deductions		
Non-Allowable Assets		
Escrow Account	$ 83	
Prepaid Expenses	9,459	
Property and Equipment, Net Accumulated Depreciation	100,590	
TOTAL DEDUCTIONS		110,132
Net Capital Before Haircuts on Security Positions		633,553
Haircuts on Securities Positions		
U.S. Treasury Bonds	$ 34,290	
State and Municipal Obligations	298,515	
U.S. Equities	85,782	
Undue Concentration on U.S. Equities	73,399	
TOTAL HAIRCUTS ON SECURITIES POSITIONS		491,986
NET CAPITAL		$ 141,567
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Accounts Payable and Accrued Expenses	$ 759,829	
Note Payable, Demand	100,000	
TOTAL AGGREGATE INDEBTEDNESS		$ 859,829
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
MINIMUM NET CAPITAL REQUIRED (6 2/3% x $859,829)		$ 57,322
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF REPORTING BROKER-DEALER		$ 100,000
NET CAPITAL REQUIREMENT		$ 100,000
EXCESS NET CAPITAL		$ 41,567
NET CAPITAL LESS 120% OF MINIMUM ($100,000 x 120%)		$ 21,567

KILDARE CAPITAL, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)
December 31, 2012

TOTAL AGGREGATE INDEBTEDNESS	$ 859,829
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	6.07 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2011)

NET CAPITAL, AS REPORTED IN COMPANY'S PART II (UNAUDITED) FOCUS REPORT	$ 217,567
AUDIT ADJUSTMENTS	
ACCRUAL OF PROFESSIONAL FEES	(76,000)
NET CAPITAL PER ABOVE	$ 141,567

STEPHANO SLACK LLC
ACCOUNTANTS AND TAX ADVISORS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Stockholder
Kildare Capital, Inc.
Radnor, Pennsylvania

In planning and performing our audit of the financial statements of Kildare Capital, Inc. (the "Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives.

www.stephanoslack.com

WAYNE OFFICE
125 Strafford Avenue, Suite 200
Wayne, PA 19087
tel 610-687-1600 fax 610-687-0016

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholder, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Stephano Slack LLC

February 26, 2013
Wayne, Pennsylvania

STEPHANO SLACK LLC
ACCOUNTANTS AND TAX ADVISORS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Stockholder
Kildare Capital, Inc.
Radnor, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment and Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Kildare Capital, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and the New York Stock Exchange, solely to assist you and the other specified parties in evaluating Kildare Capital, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Kildare Capital, Inc.'s, management is responsible for Kildare Capital Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

www.stephanoslack.com

WAYNE OFFICE
125 Strafford Avenue, Suite 200
Wayne, PA 19087
tel 610-687-1600 *fax* 610-687-0016

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Stephano Slack LLC

February 26, 2013
Wayne, Pennsylvania

STEPHANO SLACK LLC


ACCOUNTANTS AND TAX ADVISORS

+ WAYNE OFFICE
125 Strafford Avenue, Suite 200
Wayne, PA 19087
tel 610-687-1600
fax 610-687-0016

+ www.stephanoslack.com